Mail Stop 4561

December 23, 2008

Mr. Rodney E. Schwatken
Chief Financial Officer
NovaStar Financial, Inc.
8140 Ward Parkway, Suite 300
Kansas City, MO 64114

      Re: **NovaStar Financial, Inc.**
                Form 10-K for the Year Ended December 31, 2007
                Forms 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008
                File No. 1-13533

Dear Mr. Schwatken:

      We have read your supplemental response letter dated December 10, 2008 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Period Ended June 30, 2008

Note 3. Mortgage Loans – Held in Portfolio, page 11

1.   As stated in your response letter dated September 29, 2008, you believe that, on June 30, 2008, the NHES 2007-1 securitization trust was considered to be a qualifying special purpose entity since management concluded that the securitization trust met all of the requirements of paragraphs 35 and 40 of SFAS 140 at that date. Please provide us with a full analysis of how you determined that the securitization trust met all of the conditions required to be a QSPE at June 30, 2008. Specifically address paragraph 41 in your analysis. As part of your analysis of paragraph 41 at June 30, 2008, please include a quantification of the

significance of any nonfinancial assets held by the trust as well as secured financial assets likely to default, as detailed in the guidance.

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Please respond to these comments within 10 business days by filing your response letter on EDGAR or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief